UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 2*

                    Under the Securities Exchange Act of 1934

                              B Communications Ltd.
                (formerly known as 012 Smile.Communications Ltd.)
                -------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                  M15629 10 4
                                  -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 9, 2010
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M98939107


1   NAME OF REPORTING PERSON: Internet Gold-Golden Lines Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  22,791,873 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  22,791,873 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     22,791,873 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.25%**

14  TYPE OF REPORTING PERSON:  CO

----------------
* Eurocom Communications holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 22,791,873 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold, holding 13,564,746 ordinary shares of Internet Gold, or 69.64% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.

         In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 4,128 Ordinary Shares of Internet Gold held of record by Mrs. Elovitch.

         Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 410,000 ordinary shares of the Issuer held by Eurocom Communications. In addition, as a result of the foregoing, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 69.66% of the ordinary shares of Internet Gold held by Eurocom Communications and Mrs. Elovitch, and therefore, he may be deemed to have the sole voting and dispositive power as to the 22,791,873 of the ordinary shares of the Issuer held of record by Internet Gold.

** Based on 29,889,045 ordinary shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of May 9, 2010.

CUSIP No.  M98939107


1   NAME OF REPORTING PERSON:  Eurocom Communications Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)[ ]
                                                                          (b)[X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 23,201,873 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  23,201,873 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     23,201,873 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 77.63%**

14  TYPE OF REPORTING PERSON: CO

-----------------
* Eurocom Communications holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 22,791,873 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold, holding 13,564,746 ordinary shares of Internet Gold, or 69.64% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.

         In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 4,128 Ordinary Shares of Internet Gold held of record by Mrs. Elovitch.

         Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 410,000 ordinary shares of the Issuer held by Eurocom Communications. In addition, as a result of the foregoing, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 69.66% of the ordinary shares of Internet Gold held by Eurocom Communications and Mrs. Elovitch, and therefore, he may be deemed to have the sole voting and dispositive power as to the 22,791,873 of the ordinary shares of the Issuer held of record by Internet Gold.

** Based on 29,889,045 ordinary shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of May 9, 2010.

CUSIP No.  M98939107


1   NAME OF REPORTING PERSON:  Shaul Elovitch

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                     (a)[ ]
                                                                          (b)[X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 23,201,873 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  23,201,873 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    23,201,873 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 77.63%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Eurocom Communications holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 22,791,873 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold, holding 13,564,746 ordinary shares of Internet Gold, or 69.64% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.

         In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 4,128 Ordinary Shares of Internet Gold held of record by Mrs. Elovitch.

         Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 410,000 ordinary shares of the Issuer held by Eurocom Communications. In addition, as a result of the foregoing, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 69.66% of the ordinary shares of Internet Gold held by Eurocom Communications and Mrs. Elovitch, and therefore, he may be deemed to have the sole voting and dispositive power as to the 22,791,873 of the ordinary shares of the Issuer held of record by Internet Gold.

  ** Based on 29,889,045 ordinary shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of May 9, 2010.

Item 1. Security and Issuer.
        --------------------

         This Amendment No. 2 (the "Amendment") is filed by Internet Gold-Golden Lines Ltd. ("Internet Gold"), Eurocom Communications Ltd. ("Eurocom Communications") and Mr. Shaul Elovitch (collectively, the "Reporting Persons"), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4, 5, 6 and 7 of the initial Statement on Schedule 13D filed by the Reporting Persons on August 11, 2009 and Amendment No. 1 to the Initial Statement on
Schedule 13D filed on March 29, 2010 (the initial Schedule 13D and Amendment No. 1, together with the Amendment, the "Statement"). The Statement relates to the Ordinary Shares, par value NIS 0.1 per share (the "Ordinary Shares"), of B Communications Ltd. (formerly known as 012 Smile.Communications Ltd.) (the "Issuer"), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         On May 9, 2010, Internet Gold purchased 1,100,000 Ordinary Shares of the Issuer in a private transaction with various former employees of the Issuer who had exercised options to purchase the 1,100,000 Ordinary Shares under the Issuer's 2007 Equity Incentive Plan. The purchase price for such 1,100,000 Ordinary Shares was 109 New Israeli Shekels per share (approximately $28.91 per share) or NIS 119,900,000 in the aggregate (approximately $31,803,700), all of which amount was paid by Internet Gold from its working capital.

Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 1,100,000 Ordinary Shares of the Issuer purchased by Internet Gold on May 9, 2010 were purchased for investment purposes. The Reporting Persons do not currently have any plan or proposal, which relates to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         ITEM 5 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         (a) Internet Gold is the beneficial owner of 22,791,873 Ordinary Shares of the Issuer that are directly held by it, which constitute approximately 76.25% of the issued and outstanding Ordinary Shares of the Issuer.

                  Eurocom Communications and Mr Shaul Elovitch are the beneficial owners of 23,201,873 Ordinary Shares of the Issuer, which constitute approximately 77.63% of the issued and outstanding Ordinary Shares of the Issuer of which (i) 410,000 Ordinary Shares of the Issuer are held of record by Eurocom Communications; and (ii) 22,791,873 Ordinary Shares of the Issuer are held of record by Internet Gold.

         The foregoing percentages are based on 29,889,045 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 19,230 shares held as treasury stock) as of May 9, 2010.

         (b) The Reporting Persons have shared power to dispose or direct the disposition of 22,791,873 Ordinary Shares of the Issuer held of record by Internet Gold.

                  Eurocom Communications and Mr. Shaul Elovitch have shared power to dispose or direct the disposition of 410,000 Ordinary Shares of the Issuer held of record by Eurocom Communications.

         (c) On May 9, 2010, Internet Gold purchased 1,100,000 Ordinary Shares of the Issuer in a private transaction in Israel for a price per share of 109 New Israeli Shekels (approximately $ 28.91). Except for such transactions and the purchase of 2,599,310 ordinary shares in a private placement in Israel on March 24, 2010, Internet Gold has not effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer.
        -----------------------------------------

         ITEM 6 OF THE AMENDMENT NO. 2 IS HEREBY AMENDED AS FOLLOWS:

         The information provided in response to Items 3 and 4 above is incorporated herein by reference.


Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         ITEM 7 OF THE AMENDMENT NO. 2 IS HEREBY AMENDED AS FOLLOWS:

         The exhibit listed on the Index of Exhibits of this Statement is filed herewith.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  May 11, 2010



                                      /s/ Shaul Elovitch
                                      ------------------
                                      Mr. Shaul Elovitch



                                      /s/ Shaul Elovitch
                                      ------------------
                                      Eurocom Communications Ltd.
                                      By:  Shaul Elovitch
                                      Title: Chairman of the Board of Directors



                                      /s/ Shaul Elovitch
                                      ------------------
                                      Internet Gold - Golden Lines Ltd
                                      By:  Shaul Elovitch
                                      Title:  Chairman of the Board of Directors

                                INDEX OF EXHIBITS


        Exhibit No.          Description
        -----------          -----------

             1               Form of Stock Purchase Agreement dated May 9, 2010